Exhibit 2

2019 THIRD QUARTER RESULTS â–ª Stock Listing Information Philippine Stock Exchange Ticker: CHP â–ª Investor Relations + 632 8849 3600 E-Mail: chp.ir@cemex.com

Operating and Financial Highlights

	January - September			Third Quarter		
	2019	2018	% var	2019	2018	% var
Net sales	18,224	17,905	2%	5,868	6,026	(3%)
Gross profit	7,506	7,273	3%	2,424	2,276	7%
as % of net sales	41%	41%	1pp	41%	38%	4pp
Operating earnings before other expenses, net	2,085	1,438	45%	628	344	82%
as % of net sales	11%	8%	3pp	11%	6%	5pp
Controlling Interest Net Income (Loss)	875	(663)	N/A	72	(79)	N/A
Operating EBITDA	3,446	2,850	21%	1,075	840	28%
as % of net sales	19%	16%	3pp	18%	14%	4pp
Free cash flow after maintenance capital expenditures	2,891	1,924	50%	1,204	285	323%
Free cash flow	851	1,691	(50%)	(437)	236	N/A
Net debt[1]	17,643	15,252	16%	17,643	15,252	16%
Total debt[1]	20,235	17,769	14%	20,235	17,769	14%
Earnings per share[2]	0.17	(0.13)	N/A	0.01	(0.02)	N/A

In millions of Philippine Pesos, except percentages and earnings per share

[1] U.S. dollar debt converted using end-of-period exchange rates. See Debt Information on page 4 and Exchange Rates on page 8 for more detail.

[2] In Philippine Pesos

Net sales declined by 3% year-over-year during the quarter due to lower volumes.

Cost of sales was at 59% of sales during the quarter versus 62% in the same period of 2018 due to lower fuel and power costs, a result of using a new coal mix and benefits from lower electricity rates, respectively.

Operating expenses, as a percentage of sales, during the quarter decreased by 1 pp compared to the same period in 2018.

Distribution expenses, as a percentage of sales, decreased by 2 pp year-over-year during the quarter, mainly due to lower double-handling, and supply-chain-optimization initiatives.

Selling and administrative expenses, as a percentage of sales, increased by 1 pp year-over-year during the quarter. For the first nine months of the year, selling and administrative expenses increased slightly, by 0.4 pp of sales.

Operating EBITDA during the quarter increased by 28% year-over-year.

Operating EBITDA margin during the quarter was at 18%.

Controlling interest net income for the quarter was at PHP 72 million, benefitting mainly from higher operating earnings.

Total debt, including leases, at the end of September 2019 stood at PHP 20,235 million, of which PHP 11,961 million pertained to long-term debt owed to BDO Unibank, Inc.

2019 Third Quarter Results Page 2

Operating Results Domestic Gray Cement January—September Third Quarter Third Quarter 2019 2019 vs. 2018 2019 vs. 2018 vs. Second Quarter 2019 Volume (3%) (6%) (2%) Price in PHP 5% 3% (2%) Our domestic cement volumes decreased by 6% year-over-year during the quarter due to lower construction activity, mainly related to public infrastructure. In addition, delays in infrastructure projects impacted private investment negatively. Our domestic cement prices were 3% higher year-over-year during the quarter, a result of price adjustments implemented in 2018. 2019 Third Quarter Results Page 3

Operating EBITDA, Free Cash Flow and Debt Information

Operating EBITDA and Free Cash Flow

	January - September			Third Quarter		
	2019	2018	% var	2019	2018	% var
Operating earnings before other expenses, net	**2,085**	**1,438**	**45%**	**628**	**344**	**82%**
+ Depreciation and operating amortization	1,362	1,413		447	496	
Operating EBITDA	**3,446**	**2,850**	**21%**	**1,075**	**840**	**28%**
- Net financial expenses	1,067	799		352	272	
- Maintenance capital expenditures	386	493		28	131	
- Change in working capital	(1,140)	(778)		(583)	(30)	
- Income taxes paid	274	420		93	177	
- Other cash items (net)	(32)	(8)		(22)	6	
Free cash flow after maintenance capital expenditures	**2,891**	**1,924**	**50%**	**1,204**	**285**	**323%**
- Strategic capital expenditures	2,040	233		1,641	49	
Free cash flow	**851**	**1,691**	**(50%)**	**(437)**	**236**	**N/A**

In millions of Philippine Pesos

Debt Information

	Third Quarter			Second Quarter
	2019	2018	% var	2019
Total debt[1][2]	**20,235**	**17,769**	**14%**	**21,162**
Short term	9%	5%		8%
Long term	91%	95%		92%
Cash and cash equivalents	2,592	2,517	3%	4,275
Net debt	**17,643**	**15,252**	**16%**	**16,887**
Leverage Ratio[3]	**4.04**			**4.84**
Coverage Ratio[3]	**3.40**			**3.28**

In millions of Philippine Pesos, except percentages
[1] U.S. dollar debt converted using end-of-period exchange rates. See Exchange Rates on page 8 for more detail.
[2] Includes leases, in accordance with Philippine Financial Reporting Standards (PFRS).
[3] Based on BDO Loan Facility financial covenants which we are required to comply commencing in June 2020.

	Third Quarter	
	2019	2018
Currency denomination		
U.S. dollar	28%	8%
Philippine peso	72%	92%
Interest rate		
Fixed	44%	53%
Variable	56%	47%

2019 Third Quarter Results Page 4

Financial Results

CEMEX HOLDINGS PHILIPPINES

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.
(Thousands of Philippine Pesos in nominal terms, except per share amounts)

	January - September			Third Quarter		
INCOME STATEMENT	2019	2018	% var	2019	2018	% var
Net sales	18,223,518	17,905,121	2%	5,867,591	6,025,788	(3%)
Cost of sales	(10,717,942)	(10,632,358)	(1%)	(3,443,247)	(3,749,496)	8%
Gross profit	**7,505,576**	**7,272,763**	**3%**	**2,424,344**	**2,276,292**	**7%**
Selling and Administrative expenses	(2,307,000)	(2,194,935)	(5%)	(760,793)	(716,037)	(6%)
Distribution expenses	(3,113,928)	(3,639,958)	14%	(1,035,832)	(1,216,079)	15%
Operating earnings before other expenses, net	**2,084,648**	**1,437,870**	**45%**	**627,719**	**344,176**	**82%**
Other income (expenses), net	32,159	8,238	290%	21,681	(6,082)	N/A
Operating earnings (loss)	**2,116,807**	**1,446,108**	**46%**	**649,400**	**338,094**	**92%**
Financial expenses, net	(1,067,235)	(799,380)	(34%)	(352,432)	(272,273)	(29%)
Foreign exchange gain (loss), net	127,921	(545,730)	N/A	(146,480)	(71,596)	(105%)
Net income (loss) before income taxes	**1,177,493**	**100,998**	**1066%**	**150,488**	**(5,775)**	**N/A**
Income tax benefit (expenses)	(302,811)	(764,431)	60%	(78,117)	(72,929)	(7%)
Consolidated net income (loss)	**874,682**	**(663,433)**	**N/A**	**72,371**	**(78,704)**	**N/A**
Non-controlling interest net income (loss)	18	21	(14%)	6	5	20%
Controlling Interest net income (loss)	**874,700**	**(663,412)**	**N/A**	**72,377**	**(78,699)**	**N/A**
Operating EBITDA	**3,446,204**	**2,850,436**	**21%**	**1,074,503**	**840,083**	**28%**
Earnings per share	**0.17**	**(0.13)**	**N/A**	**0.01**	**(0.02)**	**N/A**

	as of September 30			as of December 31	
BALANCE SHEET	2019	2018	% Var	2018	% Var
Total Assets	**58,150,371**	**54,611,636**	**6%**	**58,058,770**	**0%**
Cash and Temporary Investments	2,591,799	2,517,344	3%	1,813,665	43%
Derivative Asset	2,777	0		12,875	(78%)
Trade Accounts Receivables	1,052,519	981,613	7%	708,906	48%
Other Receivables	73,410	93,202	(21%)	103,396	(29%)
Insurance Claims and Premium Receivables	518	0		949,983	(100%)
Inventories	2,944,124	3,123,916	(6%)	3,488,178	(16%)
Assets Held for Sale	0	22,653		0	
Other Current Assets	1,108,763	973,857	14%	1,677,671	(34%)
Current Assets	7,773,910	7,712,585	1%	8,754,674	(11%)
Fixed Assets	19,076,228	17,533,294	9%	17,768,023	7%
Investments in an Associate and Other Investments	14,097	14,097	0%	14,097	0%
Other Assets and Noncurrent Accounts Receivables	887,865	748,991	19%	818,247	9%
Advances to Contractors	1,778,104	0		2,069,601	(14%)
Deferred Income Taxes - net	760,473	742,975	2%	774,434	(2%)
Goodwill	27,859,694	27,859,694	0%	27,859,694	0%
Other Assets	31,300,233	29,365,757	7%	31,536,073	(1%)
Total Liabilities	**28,724,703**	**25,583,829**	**12%**	**29,332,804**	**(2%)**
Current Liabilities	9,604,901	7,965,829	21%	10,534,046	(9%)
Long-Term Liabilities	16,511,763	14,590,300	13%	16,009,642	3%
Deferred Tax Liability	7,624	51,358	(85%)	147,387	(95%)
Other Liabilities	2,600,415	2,976,342	(13%)	2,641,729	(2%)
Consolidated Stockholders' Equity	**29,425,668**	**29,027,807**	**1%**	**28,725,966**	**2%**
Non-controlling Interest	175	200	(13%)	193	(9%)
Stockholders' Equity Attributable to Controlling Interest	29,425,493	29,027,607	1%	28,725,773	2%

2019 Third Quarter Results

Page 5

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.
(Thousands of U.S. Dollars, except per share amounts)

	January - September			Third Quarter		
INCOME STATEMENT	2019	2018	% var	2019	2018	% var
Net sales	351,534	340,143	3%	113,735	112,568	1%
Cost of sales	(206,750)	(201,982)	(2%)	(66,743)	(70,045)	5%
Gross profit	**144,784**	**138,161**	**5%**	**46,992**	**42,523**	**11%**
Selling and Administrative expenses	(44,502)	(41,698)	(7%)	(14,747)	(13,377)	(10%)
Distribution expenses	(60,068)	(69,148)	13%	(20,078)	(22,718)	12%
Operating earnings before other expenses, net	**40,214**	**27,315**	**47%**	**12,167**	**6,428**	**89%**
Other income (expenses), net	620	156	297%	420	(114)	N/A
Operating earnings (loss)	**40,834**	**27,471**	**49%**	**12,587**	**6,314**	**99%**
Financial expenses, net	(20,587)	(15,186)	(36%)	(6,831)	(5,086)	(34%)
Foreign exchange gain (loss), net	2,468	(10,367)	N/A	(2,839)	(1,337)	(112%)
Net income (loss) before income taxes	**22,715**	**1,918**	**1084%**	**2,917**	**(109)**	**N/A**
Income tax benefit (expenses)	(5,841)	(14,522)	60%	(1,514)	(1,362)	(11%)
Consolidated net income (loss)	**16,874**	**(12,604)**	**N/A**	**1,403**	**(1,471)**	**N/A**
Non-controlling interest net income (loss)	0	0		0	0	
Controlling Interest net income (loss)	**16,874**	**(12,604)**	**N/A**	**1,403**	**(1,471)**	**N/A**
Operating EBITDA	**66,478**	**54,150**	**23%**	**20,828**	**15,694**	**33%**

	as of September 30			as of December 31	
BALANCE SHEET	2019	2018	% Var	2018	% Var
Total Assets	**1,121,944**	**1,010,952**	**11%**	**1,104,199**	**2%**
Cash and Temporary Investments	50,006	46,600	7%	34,493	45%
Derivative Asset	54	0		245	(78%)
Trade Accounts Receivables	20,307	18,171	12%	13,482	51%
Other Receivables	1,416	1,725	(18%)	1,966	(28%)
Insurance Claims and Premium Receivables	10	0		18,067	(100%)
Inventories	56,803	57,829	(2%)	66,340	(14%)
Assets Held for Sale	0	419		0	
Other Current Assets	21,392	18,028	19%	31,907	(33%)
Current Assets	149,989	142,773	5%	166,502	(10%)
Fixed Assets	368,054	324,570	13%	337,924	9%
Investments in an Associate and Other Investments	272	261	4%	268	1%
Other Assets and Noncurrent Accounts Receivables	17,130	13,865	24%	15,562	10%
Advances to Contractors	34,306	0		39,361	(13%)
Deferred Income Taxes - net	14,672	13,754	7%	14,729	(0%)
Goodwill	537,521	515,729	4%	529,853	1%
Other Assets	603,902	543,609	11%	599,773	1%
Total Liabilities	**554,210**	**473,599**	**17%**	**557,870**	**(1%)**
Current Liabilities	185,315	147,461	26%	200,343	(8%)
Long-Term Liabilities	318,575	270,091	18%	304,482	5%
Deferred Tax Liability	147	951	(85%)	2,803	(95%)
Other Liabilities	50,172	55,097	(9%)	50,242	(0%)
Consolidated Stockholders' Equity	**567,734**	**537,353**	**6%**	**546,329**	**4%**
Non-controlling Interest	3	4	(9%)	4	(8%)
Stockholders' Equity Attributable to Controlling Interest	567,731	537,349	6%	546,325	4%

2019 Third Quarter Results Page 6

Supplemental Information

Newly issued PFRS effective in 2019

PFRS 16, Leases ("PFRS 16")

In summary, beginning January 1, 2019, PFRS 16 introduces a single lessee accounting model and requires a lessee to recognize, for all leases, allowing exemptions in case of leases with a term of less than 12 months or when the underlying asset is of low value, assets for the right-of-use of the underlying asset against a corresponding financial liability, representing the net present value of estimated lease payments under the contract, with a single income statement model in which a lessee recognizes amortization of the right-of-use asset and interest on the lease liability. After concluding the inventory and measurement of its leases, CEMEX Holdings Philippines, Inc. and Subsidiaries adopted PFRS 16 using the full retrospective approach by means of which it determined an opening cumulative effect in its statement of financial position as of January 1, 2018, after the application of PFRS 9, *Financial Instruments*, as follows:

(Thousands of Philippine Pesos)	As of January 1, 2018
Assets for the right-of-use	2,167,178
Deferred income tax assets	1,067,565
Deferred income tax liability	(92,674)
Lease liabilities	2,318,299
Retained earnings [1]	1,951,819

[1] The initial effect in retained earnings refers to a temporary difference between the straight-line amortization expense of the right-of-use asset and the amortization of the financial liability under the effective interest rate method since origination of the contracts. This difference will reverse over the remaining term of the contracts.

CEMEX Holdings Philippines, Inc. and Subsidiaries modified the previously reported income statement for the nine-month period ended September 30, 2018 to give effect to the retrospective adoption of PFRS 16, as follows:

SELECTED INFORMATION INCOME STATEMENT	As originally reported		As modified	
(Thousands of Philippine Pesos)	Jan-Sep	Third Quarter	Jan-Sep	Third Quarter
Revenues	17,905,121	6,025,788	17,905,121	6,025,788
Cost of sales	(10,692,260)	(3,769,657)	(10,632,358)	(3,749,496)
Operating expenses	(5,889,289)	(1,952,047)	(5,834,893)	(1,932,116)
Other expenses, net	8,238	(6,081)	8,238	(6,081)
Financial expenses and others, net	(1,147,018)	(291,213)	(1,345,110)	(343,869)
Earnings before income tax	184,792	6,790	100,998	(5,774)
Income tax	(789,517)	(76,675)	(764,431)	(72,929)
Earnings from continuing operations	(604,725)	(69,885)	(663,433)	(78,703)

As of September 30, 2019 and December 31, 2018, assets for the right-of-use amounted to PHP 2,121 million and PHP 2,151 million, respectively. In addition, financial liabilities related to lease contracts amounted to PHP 2,365 million as of September 30, 2019 and PHP 2,360 million as of December 31, 2018. These amounts of financial liabilities as of September 30, 2019 and December 31, 2018 are included in the "Debt Information" section appearing on page 4.

2019 Third Quarter Results Page 7

Definitions of Terms and Disclosures

Methodology for translation, consolidation, and presentation of results

CEMEX Holdings Philippines, Inc. ("CHP") reports its consolidated financial statements under Philippine Financial Reporting Standards ("PFRS"). When reference is made in 2019 and 2018 to consolidated financial statements, it means CHP financial information together with its subsidiaries.

For the purpose of presenting figures in U.S. dollars, the consolidated balance sheet as of September 30, 2019 has been converted at the end of period exchange rate of 51.83 Philippine pesos per US dollar while the consolidated income statement for the nine-month period ended September 30, 2019 has been converted at the January to September 2019 average exchange rate of 51.84 Philippine pesos per US dollar. On the other hand, the consolidated income statement for the three-month period ended September 30, 2019 has been converted at the July to September, 2019 average exchange rate of 51.59 Philippine pesos per US dollar.

Definition of terms

PHP refers to Philippine Pesos.

pp equals percentage points.

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Change in Working capital in the Free cash flow statements only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense.

Net debt equals total debt (debt plus leases) minus cash and cash equivalents.

Exchange Rates	January - September		Third Quarter		January - September	
	2019 average	2018 average	2019 average	2018 average	2019 End of period	2018 End of period
Philippine peso	51.84	52.64	51.59	53.53	51.83	54.02

Amounts provided in units of local currency per US dollar

2019 Third Quarter Results Page 8